Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Conference Transcript

On May 3, 2011, Dominic Caruso, Chief Financial Officer and Vice President of Johnson & Johnson, spoke at the Deutsche Bank Health Care Conference. A replay of such conference was made available on Johnson & Johnson’s website.  Accordingly, the following portions of the transcript of the conference related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson are being filed.

Additional Information and Where to Find It

Johnson & Johnson will file with the SEC a registration statement on Form S-4, in which a proxy statement will be included as a prospectus, and other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents which will be filed by Johnson & Johnson with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

Dominic J. Caruso, Chief Financial Officer & Vice President

Finally, we just announced last week a very compelling combination where we have an agreement to acquire Synthes. Synthes, as you know, is an extraordinary company in the trauma space and a world leader in trauma. We believe that DePuy and Synthes together will make a compelling and innovative, and become the most comprehensive orthopedics company in the world.

We believe the deal will create significant shareholder value driven by largely a very attractive global market in orthopedics. We believe we will have obviously a leading position in that market. We have highly complementary portfolios and the long-term growth potential of this new business I think is very significant going forward.

So, with that, let me just pause here and we should open it up for questions. Kristen.

QUESTION AND ANSWER SECTION

<Q – Kristen Stewart – Deutsche Bank Securities, Inc.>: Thank you, any questions from the audience? I am just going to – okay, I am just going to open up by, I guess just kind of with Synthes. Maybe if you could just remind us, why at this particular point in time to strengthen kind of the orthopedics franchise relative to some of your other businesses where, as an example, you know, interventional cardiology is one where the Cordis business has become a little bit weaker.

You have signaled that that’s a very important strategic market for you, so just kind of maybe give us a little sense as to why Synthes and why ortho over some of the other areas? You know, whether they be interventional cardiology or pharma, whatever they may be, in consumer?

<A – Dominic Caruso – Chief Financial Officer & Vice President>: Sure, that’s a great question. We are interested in lots of spaces as you know. We probably compete in – across medical devices in almost every sector probably with the one exception of imaging in diagnostics.

And orthopedics, as you may know, is one of the largest markets in the medical device sector; it’s about a $37 billion marketplace. We think it has good growth prospects because of aging population and because of emerging market potential going forward. And Synthes is a company we have admired for quite a long time, and it’s a business that is a very strong in areas where we are not so strong, in orthopedics. So, we believe having a very strong leadership position in orthopedics is timely.

I think the markets are at a moment, at a particular low point, in terms of growth and in terms of pricing as all of you know and many of the sell-side analysts have written about. But we don’t think that that’s a long-term situation. We think that that will recover and I think joining forces with Synthes allows us to compete in one of the largest businesses in medical devices from a very, very strong position. And obviously, whenever we look at companies to acquire, there has to be willing buyer and willing seller. So, the time was – happened to be right.

<Q – Kristen Stewart – Deutsche Bank Securities, Inc.>: Okay. And one of the things specific to that transaction that I think surprised people was the inability to use your outside-the-U.S. cash. Is that still something that you are certain that you won’t be able to do or is there something as you are going through little bit deeper as the deal unfolds slightly and maybe able to construct some sort of deal term or anything that would kind of get around that to maybe make it a little bit more advantageous.

<A – Dominic Caruso – Chief Financial Officer & Vice President>: Right, so we – when we describe a transaction, we described it under the assumption that we would not use any ex-U.S. cash. As many of you know, Synthes, although traded on the Swiss exchange, is actually incorporated in the U.S. It is incorporated in the State of Delaware.

In our conference call, we described the fact that although we modeled it that way, we are evaluating various alternatives to finance the transaction in the most efficient way possible. So, I’ll just leave it at that. We have plenty of opportunities to do that. It will depend on how we integrate the businesses going forward. So, it’s little too early to comment any further on that.

* * *

<Q – Kristen Stewart – Deutsche Bank Securities, Inc.>: Any questions from the audience?

<Q>: Dominic, can you remind us the Synthes accretion dilution post 2012, what your comments are and any more thoughts and some color there?

<A – Dominic Caruso – Chief Financial Officer & Vice President>: Right. Well, on the call we described the impact to 2012 as being modestly dilutive to current analyst estimates and I was referring to excluding certain items like amortization of intangibles and the like. And modest – I gave a range of 1% to 2% in 2012. As we integrate the businesses, that modest dilution will get lower over the next few years. So, I expect the dilution will last for a few years after that, but a very, very minor impact. And obviously, as we integrate and go through the integration planning that I just described to Kristen, we’ll look for opportunities to accelerate that.

<Q – Kristen Stewart – Deutsche Bank Securities, Inc.>: One of the things regarding, on the Synthes call, you kind of kept referring back to is opportunities for conversions across J&J’s businesses. What precisely did you mean by that?

<A – Dominic Caruso – Chief Financial Officer & Vice President>: Yeah, and – so at J&J, we’re blessed to have these very strong businesses in a number of different areas. And where we can, we look for conversion opportunities. So, examples – a classic example is drug-eluting stents. But there are many examples like anti-infective coatings on sutures. So, you can think of anti-infective coatings on trauma devices just like orthopedic devices. Synthes also has some activity in biologics. We have very strong biologics capabilities as well.

So, it’s always our intention to look for where conversion opportunities of combining drug coatings, if you will, and devices can add to efficacy in devices. So, they are very strong in a number of device designs and very strong in a number of biologic capabilities, they also have a biologic capability. So, I think that just bodes well. I think both companies will work towards trying to find unique combinations going forward.

* * *

<Q – Kristen Stewart – Deutsche Bank Securities, Inc.>: In January, when you had the fourth quarter review call, one other things that came off with more the general pricing environment and one of the things you had talked about was that you anticipated a price being more challenging this year. Can you maybe just address that kind of on a broad basis, and then also in the context of the Synthes transaction, what gives you the confidence that the trauma pricing is going to hold up and that, kind of pricing in general just doesn’t get worse across the broader orthopedics space?

<A – Dominic Caruso – Chief Financial Officer & Vice President>: Right, well, I think we’ve all seen pricing, primarily in spine, be very challenged over last couple of years. And in hips and knees this year and last year, we continued to see price net of mix still be slightly negative in the market place. It’s not what we saw in trauma, so we saw price net of mix be positive in that market. I think it has to do with the fact that these are largely emergency type procedures, that are largely a significant unmet need and the significance of Synthes, for example, in new product development is really extraordinary.

I mean, the pace of new products is phenomenal. I think 70% of their sales last year were from new products. So, they have quite an array of new product offerings in an area where the trauma surgeon needs new and improved techniques to treat the sometimes unpredictable, quite frankly, unpredictable trauma injury. So, we believe that that market will remain robust in terms of pricing largely due to mix of new products.

* * *

<Q – Kristen Stewart – Deutsche Bank Securities, Inc.>: One other question I wanted to ask is, obviously, with Synthes, it’s a pretty sizeable deal. How should we think about J&J going forward? Clearly, you still have a lot of cash left even after this and a very strong balance sheet. Though it seems that it’s the intent to keep the AAA rating, does Synthes kind of put you off doing some larger deals for quite some time or what would be kind of the post Synthes M&A environment look like for you guys?

<A – Dominic Caruso – Chief Financial Officer & Vice President>: Yeah. Well, it is difficult to predict exactly what we’re going to do by when and we do like to maintain financial strength and flexibility. We think that’s a healthy way to run the business. And we maintain that because we want to be able to act when it is time to act. So, we don’t necessarily discount doing any deals just because we just did a deal. So, we first look at whether the deal would be able to generate significant shareholder value or have an IRR that’s appropriate to compensate our shareholders for the use of their capital. And then whether or not strategically, it is the time to act on that particular transaction, whether the parties are willing to come to the table and whether the market conditions are such that we can make a difference.

And so, although, we’ve just done or are in the midst of doing a pretty significant deal, it doesn’t really preclude us from doing anything else. Our AAA credit rating is important to us, but I don’t think it’s limiting in terms of how we proceed to generate significant shareholder value.

* * *

<Q – Kristen Stewart – Deutsche Bank Securities, Inc.>: And I guess, any last questions from the audience? If not, I’ll throw my last one out there. Just as we look ahead to 2012, it had come up again at the year-end meeting, a question was asked to Bill whether or not 2012 would be the start of a more normalized growth rate.

Now, obviously, you have Synthes adding in. We’ve had some development on a consumer side, is more of a negative factor, but you’ve also had the Merck settlement, which has offset that.

So, how should we think about J&J just kind of longer term in terms of growth rates in 2012 and beyond, have we moved past a lot of the challenges just broadly speaking and thinking about how your pipeline starts to roll in on the Pharma side in particular, will 2012 be kind of market inflection point?

<A – Dominic Caruso – Chief Financial Officer & Vice President>: Yeah, it’s a great question. I can’t give you a specific growth rate, because you know, I probably wouldn’t do that for 2012 or beyond. But it’s very clear that a couple of things are behind us. It’s also very clear that the markets we are competing in are at a slower point in their evolution. So, Healthcare generally speaking looks like it’s a 5% grower for the next four or five years.

Our intention is to be in markets that grow faster than that. So, for example the Synthes acquisition puts us in markets that grow a couple of points above 5%. And also with the launch of new products coming from the pipeline that I just described earlier, that should bode well for our future growth rate.

So, our intention is to grow faster than the overall markets that we compete in, and we are certainly poised to do that with an array of products and as well as the acquisitions we have done already including Synthes when we complete it.

Kristen M. Stewart, Director & Senior Analyst

      Good. Thank you very much.

Dominic J. Caruso, Chief Financial Officer & Vice President

Thank you.

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